Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Nine Months Ended September 30,		Year ended December 31,
	2011		2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes or Net Income (loss) before income taxes as applicable	$(9,454)		$(262,205)	$(318,297)	$176,246	$(59,476)	$13,921
Plus: fixed charges	36,815		37,179	26,148	22,410	17,878	8,343
Subtract: Preference securities dividends	—		—	—	—	—	—

Earnings available for fixed charges	$27,361		$(225,026)	$(292,149)	$198,656	$(41,598)	$22,264

Fixed Charges:
Interest expense	$36,815		$37,179	$26,148	$22,410	$17,878	$8,343
Preference securities dividends

Total fixed charges	$36,815		$37,179	$26,148	$22,410	$17,878	$8,343

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a	)	(b )	(c )	8.86	(d )	2.67

(a)	Earnings for the nine months ended September 30, 2011 were inadequate to cover fixed charges. The coverage deficiency was $9.5 million.
(b)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.
(c)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $318.3 million.
(d)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $59.5 million.